Exhibit 99.3

INTERNATIONAL ROYALTY CORPORATION

(the “Company”)

April 2009

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: Registered and Non-Registered Shareholders

National Instruments 54-101 and 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Company’s supplemental mailing list in order to receive annual and/or quarterly financial statements of the Company, together with its management discussion and analysis (“MD&A”). If you wish to receive such statements, please complete and return this form to:

INTERNATIONAL ROYALTY CORPORATION

c/o CIBC Mellon Trust Company

320 Bay Street

Toronto, Ontario

M5H 4A6

☐	I wish to receive the Company’s annual financial statements and MD&A.

☐	I wish to receive the Company’s interim financial statements and MD&A.

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE POSTAL CODE

I understand that these statements will be mailed to me until the Company’s next annual meeting of Shareholders, when a new request will be submitted by me if so desired.

BY SIGNING BELOW, THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY.

DATE:

SIGNATURE:
SIGNATURE OF SHAREHOLDER